Exhibit (a)(1)(xix)

ELECTRONICS FOR IMAGING, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

FOR RESTRICTED STOCK UNITS AND/OR CASH PAYMENTS

SUPPLEMENT NO. 2

Dated September 18, 2009

This Supplement No. 2 amends the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, dated August 31, 2009 and subsequently amended on September 10, 2009 (the “Offer to Exchange”), that was previously provided to you by Electronics For Imaging Inc., a Delaware corporation (the “Company,” “EFI,” “our,” “us” or “we”). In response to comments that we have received from the Securities and Exchange Commission, this Supplement provides certain additional information in connection with the offer that we are making as described in the Offer to Exchange document. The essential terms of that offer have not changed. This Supplement does not replace the Offer to Exchange — be sure to read this Supplement along with the Offer to Exchange. Certain terms used in this Supplement are used as defined in the Offer to Exchange.

Q&A 4, Page 16 of the Offer to Exchange. The information set forth in the response to Q&A 4 on page 16 of the Offer to Exchange — “When will my cash payment vest?” — is amended and restated to read in its entirety as follows:

In accordance with securities laws, cash payments will not be subject to any vesting and will be paid promptly following the expiration of this offer. Cash payments will be subject to applicable withholdings and will be made without interest. See Section 9 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of New RSUs and Cash Payments” for more information.